UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 9, 2015, Macrocure Ltd. (the “Company”) published a notice that it will hold its annual general meeting of shareholders at the Company’s offices, located at 25 Hasivim Street, Petach Tikva 4959383, Israel, on Wednesday, January 13, 2016 at 3:00 p.m., Israel time.  The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date for the meeting. The notice is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on December 9, 2015, announcing the calling of the Company’s annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: December 9, 2015	By:	/s/ Nissim Mashiach
	Name:	Nissim Mashiach
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on December 9, 2015, announcing the calling of the Company’s annual general meeting of shareholders.